Exhibit 99.5

TIER REIT Names Gilchrist Chairman of the Board

DALLAS, Texas, July 7, 2015 — TIER REIT, Inc., a Dallas-based real estate investment trust, announced that Rick Gilchrist has been named chairman of the board. Over the past twelve months, the board has expanded with three new members, and with these additions and the company’s pursuit of a listing on a national securities exchange, the board believed it was appropriate to realign this role for the company.

Chuck Dannis, past chairman, will remain on the board and continue to serve on the compensation committee. Mr. Dannis has been our chairman since February 2013 and an independent director since 2003. Mr. Dannis played an instrumental role in assisting the company through its self-management transaction in September 2012 and positioning the company over the past several years in preparation for its listing on a national securities exchange.

“As TIER REIT moves closer to its listing on a national securities exchange, we believe that Rick’s extensive REIT and public markets background will assist us in executing the company’s future strategy,” said Mr. Dannis. “I have enjoyed my role as chairman over the last two years as the company transitioned to a self-managed REIT and look forward to the its future success as a publicly traded company.”

About TIER REIT, Inc.

TIER REIT, Inc. is a self-managed, Dallas, Texas-based real estate investment trust focused on maximizing total return to stockholders through the combination of stock appreciation and income derived from a sustainable distribution. TIER REIT’s investment strategy is to acquire, develop and operate a portfolio of best-in-class office properties in select U.S. markets that consistently lead the nation in population and office-using employment growth. For more information on TIER REIT, please visit tierreit.com or call 972.483.2400.

TIER REIT, Inc.
Kelly Sargent, 972-387-5473
ksargent@tierreit.com

Source: TIER REIT, Inc.